UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING



                                                       SEC FILE NUMBER 000-19622
                                                        CUSIP NUMBER 929341 20 4


(CHECK ONE)

[X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q and
    Form 10-QSB  [ ] Form N-SAR

         For period ended December 31, 1998

         [ ] Transition Report on Form 10-K and Form 10-KSB
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q and Form 10-QSB
         [ ] Transition Report on Form N-SAR

         For the Transition Period ended ______________________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

         Item 7. Financial Statements. Auditor's opinion and audited financial statements (unaudited financial statements are included in the filing)

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant    WTC Industries, Inc.
                           --------------------

Former Name if Applicable    Water Technologies Corp.
                             ------------------------

Address of Principal Executive Office (STREET AND NUMBER)  150 Marie Avenue East
                                                           ---------------------

City, State and Zip Code   West St. Paul, Minnesota  55118-4002
                           ------------------------------------


                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

          (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Statement of McGladrey & Pullen, LLP is attached as Exhibit 1.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

     The Company's accountants have advised the Company that, in view of the Company's financial condition and the imminent maturity on May 31, 1999 of $1,450,000 of promissory notes issued by the Company, the accountants are unable to complete the audit of the December 31, 1998 financial statements and are unable to express an opinion as to the Company's financial statements for the year ended December 31, 1998 until a specific plan is developed for extension or repayment of those promissory notes and the Company has taken specific steps to implement that plan. As a result, the Company is unable to include audited financial statements and an audit opinion in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998. The Company is seeking to negotiate with the holders of the promissory notes to extend their maturity. If the Company is able to successfully complete those negotiations or obtain other financing, the Company will obtain and file by amendment to the Annual Report the audit opinion and audited financial statements.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

       Gregory P. Jensen                             (651)         450-4913

         (Name)                                  (Area code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                   [X]  Yes      [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [ ]  Yes      [X]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant announced results for the year ended December 31, 1998 on March 23, 1999.

                              WTC INDUSTRIES, INC.

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 30, 1999                 By  /s/ Gregory P. Jensen
                                        ----------------------------------------
                                     Gregory P. Jensen, Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (SEE U.S.C. 1001).